

OFFERING MEMORANDUM

facilitated by



Flying Leap Vineyards, Inc.

FORM C OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Flying Leap Vineyards, Inc.
State of Organization	AZ
Date of Formation	11/17/2010
Entity Type	Corporation
Street Address	7312 E 45th St, Tucson AZ, 85370
Website Address	flyingleapvineyards.com

(B) Directors and Officers of the Company

Key Person	Marc Moeller
Position with the Company	
Title	Vice-President
First Year	2010
Other business experience (last three years)	• **Vice-President** (*Flying Leap Vineyards, Nov. 2010 - Present*) — Responsible for executing the vision of the President & CEO and implementing strategies to achieve company goals. • **Data Analyst** (*Tucson Medical Center, April 2013 - May 2023*) - responsible for managing the data flow, storage and security for the hospital's revenue cycle, including the hospital's digital records system.

Key Person	Mark Beres
Position with the Company	
Title	President & CEO
First Year	2010
Other business experience (last three years)	• Principal Engineer (Raytheon Missiles & Defense, Nov. 2006 to the Present) - turbine engine design, test and integration

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Marc Moeller	26.4%
Mark Beres	100%

(D) The Company's Business and Business Plan

Our Ultimate Goal - Acquisition in the 2028-2029 Timeframe

Our North star, the "Big Hairy Audacious Goal" (or BHAG) is to be acquired in the 2028-2029 year range. Investors will earn their profits when the company is sold. The scale of those profits will depend on the sale price. Similar companies in terms of size and scope have sold at significant multiples. Examples abound, e.g. Constellation purchased five of Charles Smith Wines' brands for $120 million in 2016, and they purchased High West Distillery for $160 million that same year. Flying Leap's valuation is not yet at these levels, but we believe it could be given planned capital investment and continued growth in the company's distribution programs. Let's take a look at some scenarios.

I created the chart below to provide potential investors with a quicklook at potential returns if we succeed in driving our valuation to the $80M to $120M level. More on valuation in sections below, but for now we believe that at a share price of $12,000, the company's "break even" sales point is $41M. Said differently, if you buy shares for $12k each, and we sell the company the next day for $41M, you should get back your $12k at liquidation. Beyond this, there are substantial returns possible. For example, we estimate that a liquidation at $80M will result in a per-share net out of approximately $25,000 (2.1X), and if we drive higher to $120M the net out will be around $40,000 per share (3.5X).

Our goal is to drive the company's valuation to the $80M to $120M range in the next four years, with liquidation in 2028-2029. There are never guarantees, and there are always risks to consider. However, the company is on a very solid base of profitability with which to build this successful outcome. There are a number of assumptions we are making, and we want to let potential investors know what they are. In making our goals and assessments, we assume the following:

- Flying Leap's current growth path continues, and accelerates;

- Market conditions remain favorable, no "black swans" (e.g., COVID-like events, war, major terrorist attacks, or anything significant that shakes and alters the US macroeconomy), and consumer behavior in our market sustains at its status-quo;

- Flying Leap secures new investment capital over the next 3-6 months;

- New infrastructure & equipment is built & purchased to complete Flying Leap's "assets" suite;

- The company is sold in the 2028-2029 year group;

- Sale requires a broker, and that broker will take 30% off the topline (Flying Leap will not find a buyer without a broker);

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The History of Flying Leap Vineyards

Flying Leap is among the most unique wine and spirits companies in the United States today. Headquartered in Tucson, Arizona, the Company enjoys a high degree of vertical integration and has wine production & cellaring facilities in Elgin, Arizona and a winemaking partnership in Mendoza, Argentina. We also have a world-class distillery co-located with our Arizona winery. Flying Leap also has two distribution programs established with strong statewide sales. Founded by three former Air Force pilots in 2010, Flying Leap today comprises a unified team with a determined and passionate goal to provide customers with the finest in ultra-premium, craft- made wines and distilled spirits. We grow our winegrapes in southeastern and southern Arizona, as well as in the shadows of the Andes mountains. So sit back and relax, friend, because you're in for a treat! You're about to read the epic origin story of Arizona's fastest growing and most dynamic wine and spirits company.

THIS IS AN EQUITY RAISE

Flying Leap Vineyards is a well-established, profitable farming operation, wine & spirits producer, cellar master, retailer and a comprehensive distributor with more than a decade of experience and a substantial asset base. The company is not a start-up, but a matured and significant player in the Arizona wine and spirits market. We are a "Mainvest alumnus", having successfully raised $122,000 in a previous capital raise in 2023, and we have faithfully returned now-three timely quarterly payments to our Mainvest debt holders, totaling nearly $14,000 returned in just 9 months. This new raise is different in that it is an equity raise, that is - an opportunity to own shares in Flying Leap and become a member of our family of shareholders.

To reiterate, Flying Leap is selling shares of company stock here by way of the Mainvest platform. This activity is not a debt raise, and when purchasing stock here you will become an actual shareholder in the business (that is, an actual owner of the company's assets in proportion to the number of shares you own relative the shares outstanding, a value known as your "percentage of ownership"). Please read our offering details carefully before investing.

Distribution Margins

Flying Leap's distribution margins vary based on the product and distribution program. Our flagship distributed red wine (Downrange Red, a high quality Malbec from our partnership with the Hoffmann and Girotti families in Mendoza) has a gross margin of 37% when sold by way of self-distribution and 25% when distributed by way of our distribution partner. Lower margins are standard for distributed products, where the goal is high volume production - thus, our need to expand our production infrastructure, the very essence of our equity raise here on the Mainvest platform before you.

Distribution Sales v. Self-Distribution Sales

Referring to the chart above, note that about 20% of the company's distribution sales revenue is generated from its self-distro program; that is, the revenue from sales of wine & spirits to accounts the company services directly. The remainder (80%) comes from sales of wine & spirits to a licensed distributor.

Flying Leap transitioned to this hybrid model in April 2023. Prior to this, the company generated 100% of its distribution sales by way of self-distribution. The transition to a distributor afforded numerous benefits to the company, not the least of which was the ability to promote its products and brand to more resellers and grow its account base. Since April, Flying Leap's total distribution portfolio has grown to exceed 400.

Distribution Model

Flying Leap's current licensing structure allows for the company to self-distribute its wine and spirits directly to resellers. Not all states allow this. Flying Leap has created a unique hybrid distribution model where the company both self-distributes and has its portfolio distributed by a licensed Arizona distributor. The programs are separated by geographical territory within the state.

Valuation

Wineries are very challenging to place a value on, and amongst wineries Flying Leap is characterized as "quite difficult". The reasons are many. First, "wineries" are all different, wildly so in some cases. Flying Leap, for example isn't just a winery, we are also a substantial farming operation with huge assets in land, grapevines and farming infrastructure. We are also a regional retailer, with cash flowing retail venues across the market, and we sell a lot of different products - BBQ and other merchandise, as well as bulk grapes to other wineries, wines, spirits and consulting services. Finally, we are a comprehensive distributor with over 400 accounts in Arizona and two distinct distribution channels. Placing a value on all this is a daunting task.

For now, the market value of Flying Leap's outstanding shares is $16 million. This we know based on actual sales. However, our real valuation is likely far higher. How much higher? No one can say with certainty, but in our opinion the company can reasonably reach valuations of $80M to $120M provided we finish building our infrastructure and continue growing our distribution. We base our opinion on two high profile sales - Charles Smith Wines, which sold to Constellation for $120 million in 2016, and a similarly timed sale of High West Distillery for $160 million the same year. Flying Leap's production capabilities were similar to these, but what they had that drove their valuations so high was distribution. High West, for example racked up annual sales of 70,000 cases of whiskey. Flying Leap's current distribution is no where near CSW or High West, but we have the potential to build to those levels. Distribution isn't easy to build, and it requires substantial production and cellaring operations to sustain.

The Competition

In the American winery and distillery industries, Arizona accounts for a small percentage of the country's production. Though Arizona's position nationally is small, Flying Leap's position within the Arizona market is quite large.

- Flying Leap's primary competitive advantage is its production efficiency. The company can produce a comparably-excellent product to its peers but at a substantially lower cost basis, and thus operate at higher margins
- Flying Leap comes to market with a vastly larger and more diverse product portfolio than its peers, and thus provide customers with a more compelling wine country visit
- Vertical integration - Flying Leap enjoys a higher degree of vertical integration than its competitors, thus allowing for greater efficiencies, economies of scale and better margins on sales

Bottling Automation

It might surprise you to learn that Flying Leap currently bottles wine manually. By manually, I mean "without automation". Typically, we use a crew of five or six people to process wine from a blending tank, through a sterile filter and into a demi-john, where the wine flows to six separate dispensers. Bottles are manually placed onto the bottling rack, then gravity filled. From there, the filled bottles are moved by hand to a corking station, then manually fitted with a heat-shrunk capsule and replaced into a 12-bottle box and loaded onto a pallet. After bottling, the bottles are manually labeled with a rolling machine, then hand packaged into case packs on pallets.

Surprisingly, even though we lack automation here, we've become wildly efficient at doing it manually. In fact, our eye watering efficiency at manual bottling is what has kept the acquisition of automated bottling equipment at a low priority. How efficient are we? Currently, Flying Leap can bottle 450 cases of wine in a single workday with 40 man-hrs of labor. If we assign a cost of $30 per man-hr to labor, it costs us $2.67 per case to bottle wine manually. We can achieve this at- most once per week if needed, or 1,800 cases per month. In fact, if we bottled wine at this rate once per week, every week for a full year we could process 21,000 cases annually. As astonishing as this is, it's also not realistic. At best, given practical realities, space limitations and availability of bottling labor, we could realistically achieve about half this volume.

Our design for automation allows for bottling up to a maximum of 8,000-liters (900 cases) of wine per day with no more than 16 man-hrs of labor. This includes all machine set up, calibration, run time and cleanup. Using the same cost structure as manual labor, an automated line would cost $0.53 per case. This amounts to an 80% reduction in the bottling cost of our wines, which is substantial.

The cost savings of transitioning to automation is staggering. If we seek to bottle 30,000 cases annually, the cost to do so manually (assuming it even could be done at this volume level) would be $80,000. The cost to do the same volume in an automated sequence is $16,000. That's $64,000 in savings by transitioning to automation!

Filtration

Crossflow filtration is a high-volume filtering system that provides nominal size (as opposed to absolute) particulate removal from wine.

There are many filtration systems, and they are not created equal. Flying Leap has selected the German-made Pall system due to its quality, ease of operation & cleaning, automation, and its stunning filtration capabilities. It provides nominal filtration of wine down to 0.45-micron, which assures removal of most bacteria, haze and other sub-1 micron media from the wine. The system is spec'd to process 8,000-liters of wine in a single 8-hr workday and require no more than 12 man-hours of labor, including all setup, processing and cleaning operations.

Most small wineries use a combination of natural racking, inline pad filters and sterile filter cartridges in the bottling line to filter their wines. Flying Leap currently uses the first two. There really isn't a business case to transition to high-volume crossflow filtration unless and until the winery's production exceeds 20,000 annual cases. Flying Leap is not yet to this production level, but we are fast approaching it.

The Pall units are built using a standard factory template and assigned filtration performance specification that we provide to the manufacturer. It takes 8-10 months to get the equipment once the purchase order is placed and a 30% deposit paid.

Flying Leap's Iconic Logo

In its final form, the Flying Leap triskelion consists of three interlocked leaves, each forming a distinctive letter. The upper and leftmost leaf forms the letter "F", for "Flying". The upper right leaf forms a backward "L" in motion, for "Leap". The single bottom leaf is a "V", for "Vineyards". The three leaves together form a logogram for "FLV", the letters of the Company's name. The leaves themselves represent three distinct themes. The first is the lifelong friendship of the Company's three founders, established by the interlocked configuration of the logogram. The second is the leaves themselves, which symbolize Flying Leap's agricultural basis and founding as a farming operation. The third is the angular clocking of the leaves, which form a propeller symbolizing the three founders' diverse backgrounds in military aviation.

For about a month, they wrangled over different names in brainstorming sessions and came up with a list of nine new names. These were:

Flying Leap, Zero Gravity, Altitude, Elevation, Volando, Elation, Altitude, Area 91 (signifying the year Beres & Moeller graduated from the Air Force Academy) and Horny Toad. Additionally, they conceived two choices for the ending to the name: Wineworks or Vineyards (e.g., Volando Vineyards vs. Altitude Wineworks) . The founders commissioned a comprehensive name and wine business information survey to solicit feedback on these name choices. The survey was designed to ask a variety of questions related to the names and, by way of a rubric of weighted criteria determine the most compelling name from the list. It was also designed to determine which finishing line people preferred. To get as many responses as possible, the founding trio entered the name of anyone who completed the survey into a pool for a drawing to receive a free iPad, and the survey went out literally worldwide. People were encouraged to share it with their friends and family, and to encourage them to further share it. This strategy worked well, as the company received thousands of survey responses. The survey remained open for months, and the results were as valuable as they were full of insight in to customer preferences and wine behavior. As for the naming aspects, the results were as follows:

Intended Use of Funds

Funds obtained from Mainvest investors will be used to acquire two pieces of equipment and build a dry storage facility. All of these are needed to expand Flying Leap's production from 15,000 annual cases to approximately 30,000 annual cases.

- Bottling line - full automation and speed, to allow for bottling 10,000 liters of wine in a single 8-hr workday using 20 man-hrs of labor
- Corssflow filtration - to allow for filtering 10,000 liters of wine to 1-micron in a single 8-hr workday using 8 man-hrs of labor;
- Dry storage is required to allow for storing large quanitities of bottles, and other supplies in sufficient quantity to allow for rolling production at 10,000 liters per week

Business Model

Flying Leap's business model is very unique in the world of wineries and distilleries for two reasons. First, the company is a rare hybrid, producing both wine and distilled spirits with great efficiency. Second, the company has a very high degree of vertical integration.

- Flying Leap owns & operates four mature grape vineyards in the state of Arizona with more than a decade of demonstrated viticulture success.
- Flying Leap produces both wine and distilled spirits from its harvests in separate facilities co-located on a single winery estate.
- Flying Leap's broad production capabilities mean we operate at a much higher level of efficiency than comparble wineries or distilleries in our market, which results in significantly better margins than our competitors.
- Flying Leap has a successful network of retail venues with a long history of profitable operations & cash flow.
- Flying Leap has a well-established & growing portfolio of statewide product distribution served by two separate programs.

As of October 1st, 2023, Flying Leap has 2,164 shares authorized, of which 1,998 are sold to 53 investors. This leaves 166 shares available for sale, and as an S-corporation we can add no more than 47 new investors. We are going to hold back 5 investor positions, leaving 42 new investor position in the Company's stock.

The current share price is $12,000 . We require new investors to purchase at least one (1) share of stock, and we do not sell partial shares. New investors who purchase shares by way of Mainvest will not receive quarterly payments, as this is an equity raise - not a capital raise.

New investors will be required to sign a digital copy of the Company's shareholder agreement prior to their ownership stake being vested. Following the Mainvest campaign, we will contact individual investors directly and provide a link to the shareholder agreement with facility for digital signature by way of DocuSign. A copy of the Shareholder Agreement is located in the public documents folder of this equity raise campaign here on Mainvest, and we encourage all prospective investors to download and read the agreement.

The costly bottling and filtration equipment requires both complex interfaces (power, water, gasses) and a dedicated facility to house, protect and secure them. Thus, acquiring the equipment requires us to build a new facility, which we've designated as the Filtration & Bottling Workshop. Flying Leap hired the Tempe, AZ based architectural firm Gilliam Architecture to design the facility. The design and approvals are completed, and we will break ground as soon as the Mainvest campaign is completed.

Our Mission

Flying Leap's mission is to celebrate the intersection of tradition and innovation in the world of wine and spirits. We do this by using time-honored production techniques while embracing new, cutting-edge approaches, and we seek to create products that pay homage to the rich heritage of winemaking and distillation while also pushing boundaries and exploring new frontiers. Through our commitment to experimentation, creativity, and the relentless pursuit of flavors, we aim to captivate discerning palates and inspire a sense of wonder and discovery. We are driven by a passion for the art of fermentation and distillation, and our mission is to share that passion with others, sparking conversations and forging connections through the joy of exceptional wines and distilled spirits.

Origin of the Name "Flying Leap"

Flying Leap was originally incorporated as "Saguaro Canyon Vineyards", a name Beres had created quickly and, generally speaking without much thoughtful consideration. The new company needed a name, and this sounded nice, had some southwest lingo in it and there were a lot of wineries out there who used canyon in their name and products. In July of 2011, Moeller became restless over the Company's name, which in his opinion was underwhelming, needlessly simpleton and lacked marketing power. He expressed his discomfort with it to Beres and Kitchens, who reluctantly concurred, and Marc led the effort to re-brand the new winery by gathering new name options that better fit the Company's story.

Flying Leap Corporate Structure, Stock and Financing Snapshot

Flying Leap is a privately held Arizona Subchapter-S Corporation in good standing with the Arizona Corporation Commission.

Our Offering

Flying Leap seeks to raise $1 million in new capital investment to complete the Company's infrastructure build-out. There are three specific capital projects we need, and we describe them below. To secure the new capital, we are offering new investors a rare opportunity to purchase an equity interest in Flying Leap by buying shares of the Company's stock here on the Mainvest platform.

The Team

Mark Beres, President & CEO

Mark Beres is the President, Chief Executive Officer & co-founder of Flying Leap, a southern- Arizona vineyard, winery, distillery and distribution company headquartered in Tucson. The company operates four grape vineyards in southern and southeastern Arizona and has been farming grapes in Arizona since 2011. A native of Washington State, Mark grew up in Walla Walla, one of Washington's most exclusive winegrowing regions – his formative years spent steeped in agriculture and ranching. He has several years of successful large-scale commercial viticulture experience, including all aspects of vineyard development, operations and harvesting. Mark is a 1991 graduate of the United States Air Force Academy with a degree in Aerospace Engineering and served our nation as a pilot, with more than 3,800 hours flying a diverse array of aircraft in multiple roles. He graduated from the US Naval Test Pilot School and finished out his career as a developmental test pilot. Mark retired from military service in 2006 and moved to Arizona, where he worked for Raytheon doing both air breathing engine design, development and testing work for multiple programs across Raytheon's missile portfolio. A highly successful entrepreneur, Mark leads Flying Leap's core teams – agriculture, production, sales & marketing, and investor relations.

Own Equity in One of the American Southwest's Most Successful Farm Winery & Craft Distilleries

Flying Leap is growing, and we're offering up to 42 new investors the opportunity to purchase equity - actual stock, in this profitable, iconic American small business success story. We are looking to raise up to $1.1 million in new equity to fund new equipment and facilities for increased wine production and cellaring, which are needed to fuel our continued growth. Read on for details of our offering, learn the history of our company and industry, and join us as we move Flying Leap into its final approach to a historic run

Intended Use of Funds - Continued

A crossflow filtration system allows for high-volume filtration of wine. Filtering wine is an important part of the production process, primarily to enhance the wine's visual presentation, mouthfeel and assure its bottle stability.

Our Story

The Spark

The initial idea for a farm winery was conceived in the summer of 2010, when on vacation Mark Beres and his girlfriend (now wife) randomly visited a small farm winery named Glacier Peak in Rockport, Washington (near Bellingham). The venue was for sale, which sparked a discussion between Mark and Michelle about a life in the wine industry. Though not in any way fully- committed to the idea, on returning home to Arizona Mark contacted the selling broker for information about the offering. At the time, buying a small winery in Washington state was as impractical as it was financially-impossible, but this timely and seemingly-insignificant visit was what created the initial spark that would one day become Flying Leap Vineyards. At the time of this visit, Mark's mindset was one of career uncertainty and openness to a new career, life and locale.

Mark Beres and The Founding of Flying Leap

Mark Beres is a Washington state native, having grown up in Walla Walla, a worldly-recognized wine production region in the state's southeast corner. Having been forged in a wine region, he was familiar with wine both as a product and beverage, and wineries were familiar venues. Grape vineyards and agriculture in general were familiar environs and thus part of his natural habitat. So a farm winery business was neither abstract nor distant dreaming; rather, it was a plausible business concept consisting of an array of familiar elements. Moreover, its outward perceptions, which Mark then-shared of its idyllic, slower paced and morepeaceful lifestyle were appealing for a number of reasons, not the least of which were the chaos and turmoil in his personal life he had somehow survived from 2001 to 2009. A new life in wine growing seemed at the time to offer great benefits, not the least of which was an opportunity for him to molt; that is, to shed his past life and emerge into something new. This allure was very attractive to him personally, and it was the strongest driving force that initially propelled the idea forward, from concept to paper to land, and eventually to one of the American southwest's most successful farm wineries and iconic wine & spirits brands.

Mark had relocated to Tucson in October of 2006 following an at-times tumultuous and stressful career in the USAF. He graduated from the USAF Academy in 1991 with a degree in Aerospace Engineering and served as a pilot in a variety of roles and missions across the span of more than 15 years. A graduate of the US Naval Test Pilot School, he served as a developmental test pilot for many years before retiring early in 2006. He moved to Tucson to take up an engineering position with Raytheon Missile Systems. Initially hired to conduct flight testing, he was assigned to the engine team on the Tomahawk cruise missile program shortly after his arrival at the company doing design, integration and testing work on the weapon's propulsion system. At the time, the country at-large was experiencing what came to be known as "The Great Recession", and economically-speaking times were hard. The government had invoked a sequestration agreement made in Congress to reduce defense and social programs spending, and the adverse impact on jobs at the nation's defense contractors was substantial. At the time, it wasn't uncommon at Raytheon to hear the out-of-place sound of footsteps shuffling down the hall, where dual representatives from the Human Resources office would stop, knock and enter work areas to call out people by name and whisk them off to a private area to announce to them that they were being laid off. As a relatively new employee at the time, Mark lacked seniority at Raytheon and assumed he would be let go as well. He was convinced that soon those footsteps would be coming for him. But, he liked Tucson, had established a meaningful relationship with Michelle there and wanted to stay. All of this created an environment where Mark's mindset was ripe for "something else" in terms of life and career, some out of want but mostly out of need. Quite frankly, he feared being laid off mostly because it would almost certainly result in his having to relocate elsewhere for a new career. Having planted roots in Tucson, he liked the locale and wanted to stay.

Marc Moeller Joins Flying Leap

Marc Moeller and Mark Beres began their friendship in June 1988. At the time, both had just completed their freshman year at the USAF Academy in Colorado Springs, Colorado, and they were beginning a summer program in the basics of parachuting. On the first day of class, the students assembled in a building designated for practicing parachute landing falls. At the beginning of the opening session, the senior cadre directed the new students before them to partner up with a buddy for drills. As fate would have it, Marc Moeller and Mark Beres were unknowingly standing next to each other that morning, and neither knowing anyone else in the class partnered up for the day's drills. This chance meeting set the basis for a lifelong friendship that would eventually lead to the establishment of Flying Leap Vineyards in Tucson, Arizona two decades later.

Marc and Mark had often talked of life after the military, of going into business together in some endeavor, so the idea for a mutual business collaboration was a topic both had discussed over several decades. Mark Beres retired from military service years ahead of his peers, including Moeller. So by the time Flying Leap was being envisioned, Beres was already well established in a new life as a civilian. In 2010 Moeller's retirement was within view, and he was seeking out a new career as a follow on to his service in the USAF. So 2010 was a ripe period in Marc Moeller's life, a time when the end of his military career was in view and the uncertainty of what to do after was a daily thought. He was in career search mode.

As it turns out, during this ripe period in what would later be characterized as a very timely phone call on October 10th, 2010, Mark discussed his farm winery business idea with Marc Moeller. At the time, Marc was living in Alexandria, VA and was still on active duty in the USAF stationed at Andrews AFB serving as a VIP pilot of Air Force 2. Marc expressed interest in being a part of the operation, so Mark followed up with an email laying out the basics of the plan - location, cost estimates, revenues, etc. On October 11th (the next day), Marc wrote back with a commitment to be a part of the operation, and he signed up for classes at the UC Davis wine school that afternoon.

Over the course of the next several months, Marc and Mark would collaborate on developing a model of the business, which they programmed into a detailed spreadsheet. In a flurry of emails between Mark in Tucson and Marc in Alexandria with handwritten notes and scanned scribbles on scratch paper, this tool, which was constantly revised on a daily basis as more information became known, proved to be exceptionally valuable. It allowed them to vary things and see how these variations impacted the Company's bottom line. While the actual numbers may have been off, the non-parametric relationships between the variables were quite accurate. For example, their modeling revealed that vine mortality was a far less significant variable than vine yield, which would later prove to be a very lucrative finding that gave Flying Leap substantial competitive advantage many years later.

Tom Kitchens Joins Flying Leap

Having joined forces in October 2010, Mark Beres and Marc Moeller filed Flying Leap's articles of incorporation with the Arizona Corporation Commission the next month in November. Originally slated as "Saguaro Canyon Vineyards" and incorporated thusly, the Company's corporate charter and founding documents were published in December 2010, though the Company uses November 2010 as it's official date of formation. While the paperwork was moving through the system to establish the new corporation, Mark and Marc were working on developing their new acreage in Willcox and refining the business plan and operating model they'd started earlier.

When the new year arrived in 2010, the actual work of starting the new farm winery was well- underway at a remarkable pace. Mark and Marc had purchased land, legally-formed the business entity, written a comprehensive business plan, and they had begun negotiating with an array of vendors whose services were needed to convert their land into a plantable space. They were crafting a water strategy, designing their vineyard's irrigation system and coordinating with utility companies to install power to the new vineyard infrastructure. With the help of a paid consultant, they had chosen the first five grape varietals and lodged orders with nurseries in California and Washington state. Most importantly, they had chosen a date to plant the new vineyard. This served as a guiding star for the new business - their work had to be completed in time to plant the vineyard in April.

During this frenzied, poorly-organized planning and development phase in early 2011, the two had made mention of their new winery business idea to Tom Kitchens. Tom was a mutual lifelong friend from Mark & Marc's days as cadets at the Air Force Academy, and at the time he was living in Seattle, Washington where he served in the Air Force Reserve flying strategic airlift missions out of McChord AFB near Tacoma. A native of Costa Mesa, California, "Kitch" expressed interest in joining the endeavor as an investment partner. To see the operations, Kitch came down to Arizona to take part in the planting of the Company's Block 1 vineyard in the Kansas Settlement near Willcox. After his visit and a flurry of emails, Kitch entered the fray as a founding partner in May of 2011.

And thus Flying Leap's trio of founders came together as friends and business partners to establish a farm winery endeavor in Arizona. But what to call it. That story is next.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$792,000
Offering Deadline	February 2, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,104,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
High-speed, Automated Bottling Line	$206,125	$206,125
Crossflow Filtration System	$195,700	$195,700
Plumbing & Electrical Work	$50,000	$50,000
Bottling & Filtration Facility	$286,715	$577,655
Mainvest Compensation	$53,460	$74,520
TOTAL	$792,000	$1,104,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button Follow the
- instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may

close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of Common Stock, which we refer to as "Units". The Units are being offered at their face amount. For example, you will pay $12,000 for a Note with a face amount of $12,000.

Terms of the Securities

Overview

The Company is offering "securities" in the form of Common Stock, which we refer to as the "Units." The Terms of the Units are set forth in The Shareholders Agreement accompanying this Form C.

Summary of Terms

Structure of Security	Common Stock
Common Stock Units Outstanding	166
Common Stock Units in Offering	92
Price Per Unit	$12,000
Minimum Investment Amount	$12,000
Minimum Offering Amount	$792,000
Total Offering Amount	$1,104,000
Accrual Rate	%

Obligation to Contribute Capital

Once you pay for your Unit, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

Other Classes of Securities

Name of Security	Flying Leap VIneyards, Inc.
Number of Shares Outstanding	1,998
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the Units being offered to investors	Shares have been purchased by individual investors apart from the Mainvest platform and capitalization model

Name of Security	Revenue Sharing Notes

Number of Shares Outstanding	167132
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the Units being offered to investors	These are debt securities and do not have voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Units.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Marc Moeller	26.4%
Mark Beres	100%

How the Units are Being Valued

The Units are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Units in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
First Interstate Bank	$3,918,071	4.17%	08/01/2051	USDA Secured
Ford Credit	$15,626	2.90%	02/21/2026	Delivery Van/21 Tran. Connect
EIDL	$499,900	3.75%	04/01/2050	First Round EIDL Financing
EIDL	$487,500	3.75%	03/01/2052	Second Round EIDL Financing
Revenue Share Notes	$167,132	%	06/30/2028	Flying Leap Vineyards & Distillery must report its revenue each quarter and share 1% with investors until a total of $181,020 is shared.

(Q) Other Offerings of Securities within the Last Three Years

September 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $124,000 Please refer to the company's Form C/U dated January 9th, 2023 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Flying Leap Vineyards & Distillery has been operating farming operations since April 2011, retail DTC ("Direct-to-Consumer") since February 2013, and wholesale sales of wine and distilled spirits since October 2018. In this time, we've achieved the following important milestones:

- Opened five (5) Arizona retail locations. We have tasting rooms in Elgin (2), Tucson, Tubac and Prescott

- Achieved revenue of $1.2 million in 2018, which then grew to $2.3 in 2021.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,826,103	$3,960,000	$4,237,200	$4,449,060	$4,582,531
Cost of Goods Sold	$769,247	$1,320,000	$1,412,400	$1,483,020	$1,527,510
Gross Profit	$2,056,856	$2,640,000	$2,824,800	$2,966,040	$3,055,021
EXPENSES					
Rent	$118,655	$121,621	$124,661	$127,777	$130,971
Salaries and wages	$647,538	$907,345	$970,859	$1,019,401	$1,049,982
Management Compensation	$132,731	$185,985	$199,003	$208,953	$215,221
Taxes & Licenses	$118,655	$121,621	$124,661	$127,777	$130,971
Advertising	$55,047	$56,423	$57,833	$59,278	$60,759
Repairs & Maintenance	$43,816	$44,911	$46,033	$47,183	$48,362
Interest	$164,884	$164,884	$164,884	$164,884	$164,884
Depreciation	$312,424	$312,424	$312,424	$312,424	$312,424
Event Expenses	$14,186	$14,540	$14,903	$15,275	$15,656
Tasting Room Supplies	$10,498	$14,710	$15,739	$16,525	$17,020
Education and Training	$14,415	$14,775	$15,144	$15,522	$15,910
Office Supplies	$25,562	$26,201	$26,856	$27,527	$28,215
Auto and Truck Expense	$7,242	$7,423	$7,608	$7,798	$7,992
Health Insurance	$9,364	$9,598	$9,837	$10,082	$10,334
Sales Tax	$106,790	$149,636	$160,110	$168,115	$173,158
Fuel	$15,115	$15,492	$15,879	$16,275	$16,681
Business Insurance	$16,614	$17,029	$17,454	$17,890	$18,337

Worker's Comp Insurance	$50,215	$51,470	$52,756	$54,074	$55,425
Tools and Equipment	$15,175	$15,175	$15,175	$15,175	$15,175
Travel	$8,921	$8,921	$8,921	$8,921	$8,921
Legal and Professional Services	$17,610	$18,050	$18,501	$18,963	$19,437
Equipment rental/lease	$13,884	$13,884	$13,884	$13,884	$13,884
Utilities	$18,547	$18,547	$18,547	$18,547	$18,547
Operating Profit	$118,968	$329,335	$413,128	$473,790	$506,755

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has raised money using Regulation Crowdfunding before, and therefore will file any necessary reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$6,104,326.00	$5,530,276.00
Cash & Cash Equivalents	$478,448.00	$363,583.00
Accounts Receivable	$12,080.00	$113,949.00
Short-term Debt	$427,417.00	$708,898.00
Long-term Debt	$4,615,990.00	$3,890,040.00
Revenues/Sales	$2,263,613.00	$2,038,318.00
Cost of Goods Sold	$288,890.00	$690,504.00
Taxes Paid	$0	$0
Net Income	$-13,717.00	$-652,775.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V